UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

AZUL S.A.

Publicly-held Company

CNPJ/MF nº 09.305.994/0001-29

NIRE 35.300.361.130

NOTICE TO THE MARKET

Azul S.A. (“Azul” or “Company”) (B3: AZUL4, NYSE: AZUL), pursuant to article 30, XXX, of CVM Instruction No. 480, as of December 7, 2009, as amended (“CVM Instruction 480”), hereby informs to the Company’s shareholders and to the market that the Company’s Board of Directors approved in a meeting held on October 30, 2018, the election of Mr. Gilberto de Almeida Peralta as member of the Audit Committee, in replacement of Mr. Henri Courpron. Mr. Peralta holds a degree in Civil and Mechanic Engineering from the Catholic University of Petrópolis, and had been working at GE since 1980, when he started as an engineer at GE Celma, in Petrópolis, Brazil. He had taken several roles until becoming VP for GE Airbus program. In 2006, Peralta joined GE Capital Aviation Services team as a General Manager for Latin America and the Caribbean. In addition to that role, from 2013 to 2017 he was the CEO of GE Brazil, focusing on key strategic initiatives for GE´s growth.

The Audit Committee is composed by Sergio Eraldo de Salles Pinto, Gelson Pizzirani and Gilberto de Almeida Peralta, in accordance with the guidelines provided for in the Company’s Bylaws, as well as the rules of the New York Stock Exchange Listed Company Manual, Rule 10A-3 under the Securities Exchange Act of 1934 and Sarbanes-Oxley Act of 2002.

The minutes of the meeting of the Board of Directors that approved the changes in the Audit Committee is filed at the Company’s headquarters and available on our Investor Relations website, (ri.voeazul.com.br), and also on the CVM website (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão website (www.b3.com.br) and the U.S. Securities and Exchange Commission – SEC website (www.sec.gov).

Azul S.A.

Alexandre Wagner Malfitani

Chief Financial Officer and Investor Relations Officer

AZUL S.A.

Publicly-held Company

Corporate Taxpayers’ Registry (CNPJ/MF) No. 09.305.994/0001-29

Board of Trade (NIRE): 35.300.361.130

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 30, 2018

1. Date, time and place: October 30, 2018, at 6:00 p.m., at the headquarters of the Company, located at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8º andar, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, CEP 06460-040, in the city of Barueri, State of São Paulo.

2. Call Notice and Attendance: Call notice was given to all members of the Board of Directors, pursuant to Article 17 of the Bylaws, and the totality of the members of the Board of Directors attended the meeting , in person or remotely, and expressly voted through letter, facsimile or digitally certified e-mail, pursuant to Article 17, Paragraph 1, of the Bylaws.

3. Board: Chairman: David Gary Neeleman; Secretary: Joanna Camet Portella.

4. Agenda: To pass a resolution on: (A) the election of Mr. Gilberto de Almeida Peralta as member of the Audit Committee, in replacement of Mr. Henri Courpron; and (B) the increase of the capital stock of the Company, within the limits of its authorized capital, through the issuance of preferred shares resulting from the exercises of stock options of the Company from July to September, 2018, under the Stock Options Plan of Azul S.A. (“First Plan”), as approved by the General Shareholders’ Meeting held on December 11, 2009, as amended.

5. Unanimous Resolutions: The meeting was installed and after discussing the matters of the agenda, the board members in attendance unanimously and without any restrictions decided to approve:

(A) the election of Mr. Gilberto de Almeida Peralta, Brazilian, married, engineer, bearer of ID card (RG) No. 43.612.183 IFP/RJ, enrolled with the Brazilian Individuals Taxpayers’ Registry (CPF/MF) under No. 446.658.817-15, domiciled in the city of Barueri, State of São Paulo, at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8º andar, Edifício Jatobá, Tamboré, CEP 06460-040 as member of the Audit Committee, replacing Mr. Henri Courpron, French national, bearer of U.S. Passport No. 522251277, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF/MF) under No. 707.488.511-86, with address at 3581 Wasatch Ave, Los Angeles, California 90066, United States of America, pursuant to the resignation request submitted to the Board of Directors.

The member of the committee hereby elected represents that: (i) he is eligible and has not committed any crime set forth by law or regulation issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) preventing him from exercising his duties (accordingly, he is in compliance with all requirements set forth in Article 147 and relevant paragraphs of Law No. 6.404/76 (“Brazilian Corporate Law”), regulated by CVM Instruction No. 367/02); (ii) he is not disqualified pursuant to special law; he has not been convicted of bankruptcy crime, malfeasance, bribery or kickback, corruption, embezzlement, antitrust crime, crime against the Brazilian financial system, antitrust violation, trade restraint, forgery or violation of property; nor has he been convicted of criminal offense and sentenced to a penalty that prevents him from taking public office, even if temporarily, pursuant to paragraph 1 of Article 147 of the Brazilian Corporate Law; and (iii) he fulfills the requirement of unblemished reputation set forth in paragraph 3 of Article 147 of the Brazilian Corporate Law. Accordingly, the committee member, having fulfilled the legal formalities, was immediately invested in his respective office for which he was elected, whose responsibilities are set forth in the Company’s Bylaws. It is also stated that Mr. Gilberto de Almeida Peralta meets the criteria for independence defined in the Level 2 Corporate Governance Listing Regulations of B3 S.A. – Brasil, Bolsa, Balcão, as well as in the NYSE Listed Company Manual, Rule 10A-3 under the Securities Exchange Act of 1934 and Sarbanes-Oxley Act of 2002.

(B) the increase of the capital stock of the Company as a result of the exercises of stock options of the Company, within the limits of its authorized capital, through the issuance of 70,996 preferred shares, out of which (i) 59,396 preferred shares are issued at the issue price of R$3.42 per share, as set forth in the First Program of the First Plan; and (ii) 11,600 preferred shares are issued at the issue price of R$6.44 per share, as set forth in the Second and Third Programs of the First Plan, pursuant to the subscription bulletins filed at the headquarters of the Company. The preferred shares shall have, from the issuance date, the same characteristics and conditions of the preferred shares which are already in existence, including the rights to dividends and equity payments that may be eventually distributed by the Company.

As a result of the foregoing resolution, the amendment of the capital stock of the Company, which shall raise from R$2,204,884,307.27 (two billion, two hundred and four million, eight hundred and eighty-four thousand, three hundred and seven Reais and twenty-seven cents) to R$ 2,205,162,145.59 (two billion, two hundred and five million, one hundred and sixty-two thousand, one hundred and forty-five Reais and fifty-nine cents), divided into 1,255,028,799 (one billion, two hundred and fifty-five million, twenty-eight thousand, seven hundred and ninety-nine) shares, out of which 928,965,058 (nine hundred and twenty-eight million, nine hundred and sixty-five thousand, fifty-eight) are common shares and 326,063,741 (three hundred and twenty-six million, sixty-three thousand, seven hundred and forty-one) are preferred shares, all registered and without par value.

The Board of Directors shall submit to the General Shareholders’ Meeting the proposal of amendments to Articles 5, caput, and 6, caput, of the Bylaws, to reflect the new capital stock and the outstanding authorized capital.

The Board of Executive Officers of the Company is authorized to take all measures and practice all acts required to implement the resolutions hereby approved and the Board of Directors ratifies the relevant acts already practiced by the Board of Executive Officers.

6. Drafting and Reading of the Minutes: With nothing further to discuss, the works were closed and the meeting was adjourned for the time required to draft these minutes. The meeting was resumed and these minutes were read, approved, and signed by all members in attendance. (signatures) Board: David Gary Neeleman – Chairman; and Joanna Camet Portella – Secretary. Members of the Board of Directors: David Gary Neeleman, Henri Courpron, Sergio Eraldo de Salles Pinto, Michael Paul Lazarus, Carolyn Luther Trabuco, Gelson Pizzirani, Decio Luiz Chieppe, Renan Chieppe, José Mario Caprioli dos Santos, John Ray Gebo and Gilberto de Almeida Peralta.

This is a true copy of the original minutes drawn up in the minutes book.

Barueri, October 30, 2018.

David Gary Neeleman Chairman	Joanna Camet Portella Secretary

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 8, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer